Exhibit 12.1

KBW, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

		December 31,
	Nine Months Ended September 30, 2011	2010	2009	2008	2007	2006

Fixed Charges:
Interest expense	$849	$1,104	1,151	4,603	$14,732	$11,023
Rental expense deemed to be interest	3,526	4,734	4,604	4,177	3,746	3,837
Total fixed charges	$4,375	$5,838	$5,755	$8,780	$18,478	$14,860

Earnings/(Losses):
Income/(loss) before income tax
expense/(benefit)	$(24,293)	$45,085	$42,858	$(102,005)	$49,405	$91,649
Fixed charges	4,375	5,838	5,755	8,780	18,478	14,860
Earnings/(losses) available for fixed charges	$(19,918)	$50,923	$48,613	$(93,225)	$67,883	$106,509

Ratio of earnings/(losses) to fixed charges(1)	- (2)	8.7	8.4	- (3)	3.7	7.2

(1)
The ratio of earnings/(losses) to fixed charges was computed by dividing earnings/(losses) available for fixed charges by fixed charges.  Fixed charges consist of interest expense, including the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2)	Earnings/(losses) available for fixed charges for the nine months ended September 30, 2011 were inadequate to cover total fixed charges.
Additional income before income tax expense of $24.1 million would have been necessary to bring the ratio to 1.0.

(3)	Earnings/(losses) available for fixed charges for the year ended December 31, 2008 were inadequate to cover total fixed charges.
Additional income before income tax expense of $102.0 million would have been necessary to bring the ratio to 1.0.